J.P. Morgan Securities Inc.

William Blair & Company, LLC

c/o J.P. Morgan Securities Inc.

277 Park Avenue

New York, NY  10172

December 15, 2005

United States Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention: Edward M. Kelly and Tracey Houser

Re:          Beacon Roofing Supply, Inc.
Registration Statement on FormS-3
Registration File No. 333-128919

Dear Mr. Kelly and Ms. Houser:

In accordance with Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we hereby join in the request of Beacon Roofing Supply, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 12:00 noon, Eastern Standard Time, on Thursday, December 15, 2005, or as soon thereafter as practicable.

Very truly yours,

J.P. Morgan Securities, Inc.
William Blair & Company, LLC

Acting severally on behalf of themselves and the several Underwriters

By:	J.P. Morgan Securities Inc.

By:	/s/ Eddy Allegaert

	Name:	Eddy Allegaert

	Title:	Vice President